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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66473

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reed Global Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10501 NE 38th Place, Suite B
(No. and Street)

Kirkland (City) WA (State) 98033 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James P. Smith 425-827-1092
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800 (Address) Seattle (City) WA (State) 98104 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/5/08

OATH OR AFFIRMATION

I, James P. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reed Global Capital, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHIZUKO SATO NOTARY PUBLIC STATE OF WASHINGTON

Signature

DIRECTOR
Title

Notary Public commission expires 11-19-10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REED GLOBAL CAPITAL, LLC

Independent Auditor's Report
and Financial Statements
with Supplemental Information

December 31, 2007

CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of operations	3
Statement of members' equity	4
Statement of cash flows	5
Notes to financial statements	6–9
SUPPLEMENTAL INFORMATION	
Schedule I - Computation of net capital pursuant to SEC Rule 15c3-1	10
Schedule II - Computation for determination of reserve requirements pursuant to Rule 15c3-3	11
Schedule III - Information relating to the possession or control requirements under Rule 15c3-3	12
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5	13–14

INDEPENDENT AUDITOR'S REPORT

To the Members
Reed Global Capital, LLC

We have audited the accompanying statement of financial condition of Reed Global Capital, LLC (the Company) as of December 31, 2007, and the related statements of operations, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reed Global Capital, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, continuation as a going concern is dependent upon continued capital support and increasing revenues from business operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Seattle, Washington
February 15, 2008

REED GLOBAL CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CASH	$	118,145
RECEIVABLES		
Due from customer		31,181
Undeposited funds		48,929
		80,110
SECURITIES OWNED		
Not readily marketable, at estimated fair value		8,870
	$	207,125

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accrued expenses	$	3,374
Payable to Parent		1,792
		5,166
MEMBERS' EQUITY		
Contributed capital		595,000
Accumulated deficit		(393,041)
		201,959
	$	207,125

See accompanying notes.

REED GLOBAL CAPITAL, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUE	
Success fees	$ 102,881
Interest income	1,311
Realized gain on sale of securities	10,529
Change in unrealized gain or loss on securities	8,955
Other income	35,000
	158,676
OPERATING EXPENSES	
Payroll	145,718
Professional fees	20,160
Outside services	23,467
Rent	20,653
Insurance	9,911
Taxes	3,947
Travel and entertainment	642
Office supplies	1,732
Interest expense	16,237
Licenses and permits	1,379
Other	18,554
	262,400
NET LOSS	$ (103,724)

See accompanying notes.

REED GLOBAL CAPITAL, LLC
STATEMENT OF MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

	Contributed Capital	Accumulated Deficit	Total
BALANCE, December 31, 2006	$ 595,000	$ (289,317)	$ 305,683
Net loss	-	(103,724)	(103,724)
BALANCE, December 31, 2007	$ 595,000	$ (393,041)	$ 201,959

See accompanying notes.

REED GLOBAL CAPITAL, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss from operations	$ (103,724)
Change in unrealized gain or loss on securities	(8,955)
Realized gain on sale of securities	(10,529)
Changes in assets and liabilities	
Accounts receivable	45,022
Payable to Parent	915
Change in accrued expenses	(4,778)
Net cash from operating activities	(82,049)
CASH BALANCE	
Beginning of year	200,194
End of year	$ 118,145

See accompanying notes.

Note 1 - Operations and Summary of Significant Accounting Policies

Nature of Business - Reed Global Capital, LLC (the Company), was established in February 2004 as a Washington Limited Liability Company and is a 99.999% owned subsidiary of Reed Global Advisors, LLC (the Parent). The Company is a broker and dealer specializing in private placements and capital formation services to small and medium-sized businesses. The securities are offered to a limited number of accredited investors pursuant to exemptions from state and federal registration provided by Regulation D under the Securities Act of 1933. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Regulatory Authority (FINRA).

Management's Plans - The Company's financial statements have been prepared in conformity with principles of accounting applicable to a going concern. These principles contemplate the realization of assets and liquidation of liabilities in the normal course of business. During the period from inception (February 4, 2004) to December 31, 2006, the Company sustained losses from operations. At December 31, 2007, the Company has accumulated a deficit of $393,041. The Company's ability to meet its anticipated future obligations and continue as a going concern depends upon continued capital support from the Parent and increasing revenues from business operations. The Company has a capitalization plan that is expected to finance its efforts in developing new customers.

The Company's primary source of recurring revenue is ending in January 2008. The Company conducted an analysis of the likelihood of the Company generating new revenue sources taking into consideration various factors including but not limited to: the Company's current personnel, the ability of the Company to attract new qualified personnel necessary to execute its business plan, and the ability of the Company to compete with substitute services available in the market. Despite the ability of the Company to rely on its Parent to finance future operations, based on the analysis conducted, the Company is contemplating ceasing to do business. The Company has discussed options with its consultant and spoken with their liaison at the local FINRA office. The Company plans on making a decision on the future of the Company in the first quarter of 2008.

The Company is subject to the risks and challenges associated with other companies at a similar stage of development including dependence on its parent for financing, certain key individuals, successful development and marketing of its services, competition from substitute services and larger companies. The Company may require significant additional funds to execute its business plan. There can be no assurance that such funding will be available on reasonable terms, or at all.

Note 1 - Operations and Summary of Significant Accounting Policies (Continued)

Revenue Recognition - The Company solicits investors on a "best efforts" basis. Service fees are recorded based on the greater of a fixed amount or a percentage of the gross proceeds received for each placement. Additionally, the Company earns fixed retainer and advisory fees. In certain circumstances, the Company may receive warrants to purchase an issuing company's shares. During the year 2006, the Company earned warrants from one customer. The warrants have been recorded on the statement of financial condition as securities owned, not readily marketable (Note 5). Securities owned are recorded at fair market value, with the change in fair market value recorded in operations on a trade date basis.

Investment Valuations - Securities owned by the Company for which market quotations are readily available, and that are publicly offered or sold, are valued at the closing price of the reporting period.

Securities owned, not readily marketable, include, but are not limited to, investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, or (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933.

The Company records its securities owned, not readily marketable, at fair value as determined in good faith at the discretion of the Company, taking into consideration (a) the purchase price of the security, (b) developments concerning the issuing company subsequent to the acquisition of the security, (c) subsequent financings, (d) restrictions on the marketability of the security, (d) the fair value of freely traded common stock of the same enterprise, (e) liquidation preferences, (f) estimated enterprise value of the issuing company, (g) any financial data and projections of the issuing company provided to the Company, (h) pricing models such as the Black-Scholes, and other factors deemed relevant by the Company.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Allocation of Income and Loss - The profits and losses of the Company are allocated 100% to the parent for income tax purposes.

Income Tax - Because the Company is a limited liability company, the financial statements do not reflect a provision for federal or state income taxes, as these are passed through to and are the responsibility of the ultimate beneficial owners of the Company.

Note 2 - Related Parties

The Parent manages the majority of affairs of the Company and provides all administrative support for the Company's operations, including facilities, personnel, and administrative activities. The specific identification of the incremental costs attributable to the Company is not practical. Alternatively, management allocates shared payroll and other operating costs based on an estimate of employee hours attributable to the Company. Management considers this allocation method reasonable and representative of the Company's cost structure. The shared expenses are paid by the Parent, which has adequate resources to continue paying the expenses. The Company has an expense sharing agreement to reimburse the Parent for expenses based on the allocation method. Total reimbursements paid and/or payable by the Company to the Parent for 2007 amounted to approximately $233,230.

Note 3 - Concentrations

All revenue, with the exception of the one-time special payment described below, recognized during the year ended December 31, 2007, was recognized in accordance with the terms of a contractual agreement with one customer. As of December 31, 2007, such agreement has not been renewed, and will terminate March 2008. The balance receivable from customer represents revenue earned on this contract.

On August 6, 2007, the Company received a one-time special payment of $35,000 attributable to the consolidation of NASD and NYSE Member Regulation.

Financial instruments that potentially subject the Company to concentrations of credit risk include cash deposits in excess of federally insured limits. The Company seeks to control such credit risk by placing cash with high-quality financial institutions.

Note 4 - Foreign Currency Risk

The Company's securities owned, not readily marketable, consist of British Columbia securities denominated in Canadian dollars. As such, the Company is exposed to foreign currency risk based on translation adjustments performed at each statement of financial condition date. As of December 31, 2007, such translation adjustments are not significant and have been included in the net change in unrealized gain (loss) on not readily marketable securities.

Note 5 - Securities Owned

On December 31, 2007, the Company liquidated its holding of 1,000 shares of the NASDAQ Stock Market, Inc. ("NASDAQ") common stock which it purchased on February 9, 2006 pursuant to a directed share program to Members of the NASD. The settlement date for the transaction was January 4, 2008 and as a result, at December 31, 2007 the proceeds from the transaction are booked as undeposited funds on the Company's Statement of Financial Condition.

At December 31, 2007, the Company owned warrants to purchase 72,408 convertible preferred shares of a privately-held venture-backed enterprise headquartered in British Columbia, Canada. The Company received the warrants in connection with the private placement of the issuer's securities. The fair value of this investment was estimated by the Company's management team using the valuation methodology described in Note 1.

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company is required to maintain net capital of the greater of $5,000 or 6.67% of aggregate indebtedness. At December 31, 2007, the Company had net capital as follows:

Net capital	$ 112,979
Excess in net capital	$ 107,979
Percentage of aggregate indebtedness to net capital	5%

Note 7 - Report on Internal Control

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at the regional office of the Securities and Exchange Commission.

SUPPLEMENTAL INFORMATION

REED GLOBAL CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL

Members' equity	$	201,959
Deductions		
Unsecured receivables		80,110
Excluded securities		8,870
Net capital	$	112,979

COMPUTATION OF AGGREGATE INDEBTEDNESS

Liabilities	$	5,166

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Percentage of aggregate indebtedness to net capital		5%
Ratio of aggregate indebtedness to net capital		0.05 to 1.00

The computation of net capital pursuant to SEC Rule 15c3-1 as of December 31, 2007, computed by the Company in its Form X-17A-5, Part IIA, does not differ materially from the above computation, which is based on audited financial statements.

SCHEDULE II

REED GLOBAL CAPITAL, LLC

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2007

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i), in that it does not trade or carry customer accounts and does not hold customer funds.

SCHEDULE III

REED GLOBAL CAPITAL, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2007

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i), in that it does not trade or carry customer accounts and does not hold customer funds.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Members
Reed Global Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Reed Global Capital, LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Seattle, Washington
February 15, 2008

END